Exhibit 99.2

TORM plc interim results for the nine months ended 30 September 2018

"The product tanker market reached historically low levels in the third quarter impacted by a decrease in demand growth and shorter sailing distances. I am nonetheless pleased that TORM continues to perform well in a difficult market," says Executive Director Jacob Meldgaard and continues: "We believe product tanker freight rates have bottomed out in the third quarter, and in the fourth quarter we have experienced firmer product tanker freight rates driven by increasing export activity in the US Gulf and a stronger crude tanker market. We maintain an optimistic view of the long-term prospects of the product tanker market. As preparation for the IMO 2020 sulfur directive, we are pleased to have established a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International that will allow us to secure availability of high-quality scrubbers at attractive prices."

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EBITDA for the third quarter of 2018 was USD 14.7m (2017, same period: USD 37.0m). The loss before tax amounted to USD 24.5m (2017, same period: USD -3.9m). Cash flow from operating activities was positive at USD 18.3m in the third quarter of 2018 (2017, same period: USD 17.5m) and loss per share (EPS) was 34 cents (2017, same period: -7 cents). Return on Invested Capital (RoIC) was -4.3% (2017, same period: 1.6%).

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In the third quarter of 2018, TORM achieved TCE rates of USD/day 10,598 (2017, same period: USD/day 14,279). The product tanker market has remained soft throughout the third quarter of 2018, with MR benchmark freight rates reaching all-time historically low levels. The market was positively impacted by record high refinery runs at the start of the third quarter, but negatively impacted by the effects of decrease in year-on-year demand growth, lower sailing distances and a continued cannibalization from newbuilding crude tankers going after clean cargos on their maiden voyages before commencing transportation of dirty cargos.

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As of 30 September 2018, 22% of the remaining total earning days in 2018 were covered at an average rate of USD/day 15,164. As of 12 November 2018, 61% of the total earning days in the fourth quarter of 2018 were covered at USD/day 13,278.

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During the third quarter of 2018, TORM entered into agreements to sell two older vessels: the MR vessel TORM Neches (built in 2000) and the Handysize vessel TORM Ohio (built in 2001). In October 2018, TORM has entered into an agreement to sell the MR vessel TORM Clara (built in 2000). The three vessels were sold for a total consideration of USD 20m, and a total debt of USD 12m is expected to be repaid in connection with the vessel sales. The vessels are all expected to be delivered to their new owners during the fourth quarter of 2018. In July 2018, TORM redelivered the chartered LR2 vessel TORM Marie to its owner after the expiration of the charter period. As of 30 September 2018, including the three vessels for which a sale has been agreed, TORM's fleet consists of 74 owned vessels, three chartered vessels and ten vessels on order. On 15 October 2018, TORM took delivery of the last LR2 newbuilding, TORM Hilde.

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Based on broker valuations, TORM's fleet including newbuildings had a market value of USD 1,661m as of 30 September 2018. Compared to broker valuations as of 30 June 2018, the market value of the fleet decreased by USD 14m (~1%), in line with the fleet depreciation rate.

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On 9 November 2018, TORM announced the establishment of a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International (GSI), which is part of the China State Shipbuilding Corporation group. The joint venture, ME Production China, will manufacture and install scrubbers in China and deliver them to a range of maritime industry customers for both newbuildings and retrofitted vessels. TORM holds an ownership stake of 27.5% in the new joint venture. In connection with the establishment, TORM has ordered a total of 16 scrubbers with ME Production China and signed a letter of intent for additional 18 scrubbers with the new joint venture. With these orders, TORM has committed to install scrubbers on 21 vessels and potentially up to 39 vessels or roughly half of TORM's fleet. During the third quarter of 2018, TORM has successfully conducted its first retrofit scrubber installation on the MR ice-class vessel TORM Lene, and on 15 October 2018 TORM took delivery of the first newbuilding outfitted with a scrubber, the LR2 vessel TORM Hilde. These two vessels are expected to provide valuable operational insight in advance of the remaining scrubber installations planned for 2019 and the first half of 2020.

Announcement no. 17 / 15 November 2018	Results for the nine months ended 30 September 2018	Page 1 of 2

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As of 30 September 2018, TORM's available liquidity was USD 425m consisting of USD 163m in cash and USD 262m in undrawn credit facilities. As of 30 September 2018, net interest-bearing debt amounted to USD 597m and TORM's net loan-to-value (LTV) ratio was 54%.

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The book value of the fleet was USD 1,424m as of 30 September 2018 excluding outstanding installments on the newbuildings of USD 296m. The outstanding installments include payments for scrubbers related to these vessels. As of 30 September 2018, TORM's order book stood at ten newbuildings: one LR2, two LR1s and seven MRs. The LR2 vessel was delivered on 15 October 2018, and the LR1s and the MRs are expected to be delivered in 2019 through the first quarter of 2020.

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Based on broker valuations as of 30 September 2018, TORM's Net Asset Value (NAV) excluding charter commitments was estimated at USD 826m. This corresponds to a NAV/share of USD 11.2 or DKK 72.0. TORM's book equity amounted to USD 859m as of 30 September 2018. This corresponds to a book equity/share of USD 11.6 or DKK 74.5. During the third quarter of 2018, TORM has upon request from certain warrantholders cancelled 126,874 warrants. TORM now has 4,711,953 warrants outstanding.

CONFERENCE CALL
TORM will be hosting a conference call for investors and financial analysts at 9:00 am Eastern Time / 3:00 pm Central European Time. Those wishing to listen to the call should dial +45 8071 8097 (+1 866 966 1396 for USA connections) at least 10 minutes prior to the start of the call to ensure connection and using 2193596 as conference ID. The presentation can be downloaded from https://investors.torm.com/.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Christian Søgaard-Christensen, CFO, tel.: +45 3917 9200	London, EC3V 9DU, United Kingdom
Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world's leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM's shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 17 / 15 November 2018	Results for the nine months ended 30 September 2018	Page 1 of 2